Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Lazard Frères & Co. LLC and Lehman Brothers Inc. (the “Dealer Managers”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

(including the Associated Preferred Stock Purchase Rights)

of

NeighborCare, Inc.

at

$30.00 Net Per Share in Cash

by

Nectarine Acquisition Corp.,

a wholly owned subsidiary of

Omnicare, Inc.

Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation (“Omnicare”), is offering to purchase all of the outstanding shares of common stock, par value $0.02 per share, including the Associated Preferred Stock Purchase Rights (the “Rights” and such shares together with the Rights, the “Shares”), of NeighborCare, Inc., a Pennsylvania corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the “Offer”). All capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON JULY 7, 2004, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer and the Proposed Merger (as defined below) is to enable Omnicare to acquire control of, and the entire equity interest in, the Company. Omnicare currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company (the “Proposed Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Omnicare. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger, each then-outstanding Share that is not owned by Omnicare, Purchaser or other subsidiaries of Omnicare (other than Shares owned by the Company or held by shareholders who properly exercise their appraisal rights, if any, under the Pennsylvania Business Corporation Law (the “PBCL”)) would be converted pursuant to the terms of the Proposed Merger into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to 5:00 P.M., New York City time, on July 7, 2004, or the latest time and date at which the Offer, if extended by Purchaser, shall expire (such time being the “Expiration Date”), a total number of Shares representing, together with the Shares owned by Omnicare, at least eighty percent of the total voting power of all of the outstanding shares of the Company entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the Offer, (2) the Purchaser being satisfied in its reasonable discretion that the acquisition of Shares pursuant to the Offer has been approved pursuant to Subchapter F of Chapter 25 of the PBCL or that Subchapter F of Chapter 25 of the PBCL does not otherwise restrict the Offer and the Proposed Merger or any subsequent business combination involving the Company and Omnicare, (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (4) the Company’s board of directors redeeming the Rights, or Omnicare being satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, (5) Omnicare having available to it proceeds of the financings contemplated by its existing commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company and Omnicare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses and (6) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare’s ability to acquire the Company or otherwise diminishing the expected economic value to Omnicare of the acquisition of the Company.

Omnicare and Purchaser are seeking to negotiate with the Company with respect to the acquisition of the Company by Omnicare or Purchaser. Omnicare and Purchaser reserve the right to (i) amend the Offer (including amending the number of Shares to be purchased and amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer, pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into cash, common stock of Omnicare and/or other securities in such amounts as are negotiated by Omnicare and the Company.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to The Bank of New York (the “Depositary”). Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as agent for all tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares pursuant to the Offer, regardless of any delay in making such payment. If Omnicare increases the consideration to be paid for Shares, Omnicare will pay such increased consideration for all Shares purchased pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer

Facility, (ii) a properly completed and duly executed Letter of Transmittal and (iii) any other required documents. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open, and thereby delay acceptance of, and the payment for, Shares and (ii) to amend the Offer in any other respect, by giving oral or written notice of such extension or amendment to the Depositary. Any such extension or amendment will be followed as promptly as practicable by public announcement thereof and, in the case of such extension, such announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled Expiration Date.

Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. Purchaser will pay the same consideration to shareholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

Tendering shareholders may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 2, 2004 unless such Shares are accepted for payment as provided in the Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting Shares for payment or paying for Shares pursuant to the Offer for any reason, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase.

To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and its determination shall be final and binding. None of Purchaser, the Depositary, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

Pursuant to Exchange Act Rule 14d-5 and Section 1508 of the PBCL, requests are being made to the Company for the use of the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such requests, the Offer to

Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. No fees or commissions will be paid to brokers, dealers or other persons (other than the Depositary, the Information Agent and the Dealer Managers) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

[Innisfree M&A Incorporated Logo]

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (877) 825-8964

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

[Lazard Logo]	[Lehman Brothers Logo]
Lazard Frères & Co. LLC	Lehman Brothers Inc.
30 Rockefeller Plaza	745 Seventh Avenue
New York, New York 10020	New York, New York 10019
(212) 632-6719	(212) 526-7850

June 4, 2004

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